

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

August 21, 2008

Eugene Syho
Chief Financial Officer
Norsat International Inc.
Suite 110 – 4020 Viking Way
Richmond, British Columbia
V6V 2NS
Canada

> **Re: Norsat International Inc.**
> **Form 20F for the Fiscal Year Ended December 31, 2007**
> **Filed April 1, 2008**
> **File No. 000-12600**

Dear Mr. Syho:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Branch Chief